Exhibit 99.1

Asx Announcement

(ASX: NVX)

Additional Information Regarding NOVONIX’s Conditional Commitment from U.S. Department of Energy Loan Programs Office

BRISBANE, AUSTRALIA, January 13, 2025 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials and technology company, today provided an update to the Company’s conditional commitment offered by the U.S. Department of Energy (“DOE”) Loan Programs Office (“LPO”).1

On 17 December 2024, NOVONIX announced that it had received a conditional commitment from the DOE for a direct loan of up to US$754.8 million (US$692 million in principal and US$62.8 million in capitalized interest) to be applied towards partially financing a proposed new facility, NOVONIX Enterprise South, in Chattanooga, Tennessee. The Company advised that the loan would be comprised of two primary tranches to support the construction of up to 31,500 tpa of production capacity and that there was an additional tranche available to fund eligible project costs to be repaid upon receipt of the monetization of any tax credits received for NOVONIX Enterprise South under the Qualifying Advanced Energy Project Credit Program (the “48C Program”).

The Company has not been selected to receive tax credits under the 48C Program for NOVONIX Enterprise South and is working with the LPO to understand what, if any, impact this may have on the proposed loan. The conditional commitment from the LPO remains unchanged at up to US$754.8m.

The Company will provide further updates as discussions with the DOE progress.

1 Refer to the Company's ASX Announcement dated 17 December 2024 - NOVONIX Offered Conditional Commitment for US$754 Million Loan from the U.S. Department of Energy for New Synthetic Graphite Manufacturing Plant in Tennessee - NOVONIX

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLD 4000, Australia | novonixgroup.com

This announcement has been authorised for release by Admiral Robert J Natter, USN Ret., Chairman.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite material manufacturing operations, and has developed a patented all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)
Stephanie Reid, media@novonixgroup.com (media)

Cautionary Note Regarding Forward-Looking Statements
This communication contains forward-looking statements about the Company and the industry in which we operate. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements we make regarding our target production capacity and commencement of commercial production at our Riverside facility, our plans to build a new production facility and achieve initial and total production capacities, and our efforts to finance this new production facility with a loan from the LPO.

We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause our

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLD 4000, Australia | novonixgroup.com

actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timely deployment and scaling of our furnace technology, our ability to meet the technical specifications and demand of our existing and future customers, the accuracy of our estimates regarding market size, expenses, future revenue, capital requirements, needs and access for additional financing, the availability and impact and our compliance with the applicable terms of government support, including, if a definitive agreement is executed and the loan is funded, the LPO loan, our ability to satisfy the conditions precedent to our entering into definitive loan documents and to the DOE’s funding the LPO loan and, if the loan is obtained, our ability to comply with the restrictions and obligations under the loan documents, our ability to obtain patent rights effective to protect our technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory developments in the United States, Australia and other jurisdictions. These and other factors that could affect our business and results are included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC’s website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLD 4000, Australia | novonixgroup.com